Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

09046206

12g3-2(b) File No.82-4922

Ref. No. OS.097/2009

May 14, 2009

SEC
Mail Processing
Section

MAY 15 2009

Washington, DC
100

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

May 14, 09

dle 5/19

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. OS. 2050/2009

May 14, 2009

To: The President

The Stock Exchange of Thailand

Subject: Resignation of Director of KASIKORNBANK PCL

We would like to inform you that Mr. Chaisak Saeng-Xuto, independent Director of KASIKORNBANK PCL has submitted his resignation from the position of the Bank's Director, effective on May 12, 2009.

Please be informed accordingly.

Yours sincerely,

Board of Directors and Executive Administration Unit
Office of Corporate Secretary
Tel 0 2470-2679